NEWS RELEASE

Endeavour Makes Three New Appointments To
Management And Operations Team

Vancouver, Canada – January 30, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces three new appointments to its management and operations team. The addition of three senior financial and mining personnel to the Endeavour team will help facilitate the Company’s growth of its silver production, reserves and resources in Mexico.

John D. Watkins, B.A., Dip GeoSc, CPA, FCIS, FFin., MAusIMM, will assume the position of Chief Financial Officer for Endeavour. John was most recently CFO and Commercial Manager of the million oz per year Porgera Gold Mine, Papua New Guinea for Barrick Gold (previously Placer Dome).

Mr. Watkins is a CPA and Mineral Economist who brings to Endeavour 28 years experience in all aspects of mining finance, accounting, budgeting, contracts, taxation and reporting. John was with Placer Dome from 1991 onwards and prior to that, worked as Controller/Secretary for Nicron Resources/Aztec Mining and other ASX listed resource companies. John’s appointment is subject to receipt of his Canadian and Mexican work permits.

Jorge Luhan Acuna has been appointed General Manager, Guanacevi, responsible for the overall day to day operations of the Guanacevi Mines Project. Jorge brings to Endeavour his extensive milling and underground silver-gold vein mining experience in Mexico at such well known mining districts as La Colorada, Tayoltita, Guanajuato and Parral.

Marcos Garcia Chavez takes on the role of Manager, Mexico Administration and Finance, overseeing the day to day accounting and administrative activities of Endeavour’s Mexican subsidiary companies. Marcos has a wealth of experience working in similar capacities for other Mexican companies such as Plata PanAmericana, Cia Hulera Tornel, OS Soluciones and Sicsa.

Endeavour also announces the resignation of Philip Yee as CFO and Vice President, Finance, effective upon the commencement of John Watkins appointment. Philip remains in his current position as CFO with Canarc Resource Corp.

Bruce Bried has resigned his position of Vice President, Mining, effective February 15, 2007 to take on the role of President and COO for Canarc. Dave Drips, Vice President, Mexico Operations has assumed many of Bruce Bried’s operational responsibilities and Bruce plans to complete his remaining obligations to Endeavour over the next two weeks.

Neil Marshall has resigned as Mine Manager, Guanacevi Mines Project in Durango, Mexico. Neil has elected to pursue other career opportunities at this time.

Bradford Cooke, Chairman and CEO, commented “With these three new appointments to its management and operations team, Endeavour has strengthened its ability to grow through the organic expansion of its existing projects and the strategic acquisition of silver mines in Mexico.

On behalf of the Board of Directors, I would like to welcome John, Jorge and Marcos to their new positions and we wish Philip, Bruce and Neil all the best in their new ventures”.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. Company management believes that the expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.